Exhibit 99.2

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM)

26 March 2018

Dear Shareholder

The Annual General Meeting (the “AGM”) of Hutchison China MediTech Limited (the “Company”) will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Friday, 27 April 2018 at 11:00 am in accordance with the formal notice convening the AGM as set out on pages 5 to 8.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take, please consult your stockbroker, bank manager, solicitor, accountant, or other independent professional.

The purpose of this letter is to provide you with information on the resolutions to be proposed for consideration, and if thought ﬁt, approval of the shareholders of the Company (the “Shareholders”) at the AGM.

AGM RESOLUTIONS

Resolution 1: Audited Financial Statements

Shareholders are asked to consider and adopt the audited ﬁnancial statements of the Company for the year ended 31 December 2017 (the “Audited Financial Statements”).

Resolutions 2 to 5: Re-election of Directors

Pursuant to articles 90(3) and 91(1) of the articles of association, Mr Simon To, Mr Christian Hogg, Professor Tony Mok and Ms Edith Shih will retire by rotation at the AGM, being eligible, will offer themselves for re-election.

Biographies of all the directors are set out in the 2017 Annual Report.

Ms Edith Shih has served as a Non-executive Director for more than nine years. Notwithstanding the length of her service, Ms Shih continues to demonstrate her commitment as a Non-executive Director, providing direction on Company strategy, assisting generally on business operations, monitoring and implementing corporate governance, attending to regulatory compliance and liaising with the majority shareholder.

The Board believes that the knowledge and experience of the Group’s business and the general business acumen of Ms Shih continue to generate signiﬁcant contribution to the Company and the Shareholders as a whole.

Resolution 6: Re-appointment of Auditor

The auditor PricewaterhouseCoopers has indicated its willingness to continue in ofﬁce as the auditor of the Company (the “Auditor”) until the next annual general meeting. Accordingly, Shareholders are asked to consider the re-appointment of the Auditor and to authorise the Board to ﬁx the Auditor’s remuneration.

Resolution 7(A): Authority to Allot Shares

The purpose of Resolution 7(A) is to grant the Board with authority to issue and allot new ordinary shares of US$1 each in the capital of the Company (the “Shares”).

In accordance with the guidelines issued by the Investment Association (“IA”) on directors’ authority to allot shares, the authority in Resolution 7(A) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to a nominal amount of US$8,552,963, which is equivalent to less than one-third of the total issued ordinary share capital of the Company as at 15 March 2018 (being the latest practicable date prior to publication of this letter) and at such date is also the full amount of the Company’s authorised but unissued share capital.

The Board has no current intention to exercise the authority sought under Resolution 7(A). However, the Board considers it desirable to obtain the maximum ﬂexibility as permitted by the IA guidelines to enable allotments to take place to ﬁnance business opportunities.

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2019, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2019.

Resolutions 7(B) and 7(C): Disapplication of Pre-emption Rights

If the Board wishes to allot new Shares and other equity securities for cash (other than in connection with an employee share scheme), article 12(4) of the articles of association requires that these Shares are offered ﬁrst to the Shareholders, in proportion to their existing holdings.

The Board considers it desirable to have the maximum ﬂexibility permitted by the IA guidelines and the Pre-emption Group’s Statement of Principles to enable allotments to take place to ﬁnance business opportunities without making a pre-emptive offer to existing Shareholders. This cannot be done under article 12(4) of the articles of association unless the Shareholders have ﬁrst waived their pre-emption rights.

The purpose of Resolution 7(B) is to renew a similar power given at last year’s AGM to authorise Directors to allot new Shares, pursuant to the authority given by Resolution 7(A), for cash (a) in connection with a pre-emptive offer; and (b) otherwise up to a nominal amount of US$3,322,352, equivalent to approximately ﬁve per cent of the total issued ordinary share capital of the Company as at 15 March 2018 (being the latest practicable date prior to publication of this letter), in each case without having to comply with the pre-emption rights under article 12(4) of the articles of association.

The purpose of Resolution 7(C) is to empower the Directors (in addition to the powers granted under Resolution 7(B)) to allot new Shares for cash pursuant to the authority given by Resolution 7(A) without having to comply with the pre-emption rights under article 12(4) of the articles of association, provided that such power is limited to the allotment of Shares for cash: (a) up to a nominal amount of US$3,322,352, equivalent to approximately ﬁve per cent of the total issued ordinary share capital of the Company as at 15 March 2018 (being the latest practicable date prior to publication of this letter); and (b) solely for the purposes of ﬁnancing (or reﬁnancing, if such reﬁnancing occurs within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this resolution.

These authorities will expire as with the general authority in Resolution 7(A) (being the earlier of the end of the next annual general meeting due to be held in 2019, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2019).

Resolution 7(D): Authority to Purchase and Repurchase Shares

Shareholders are asked to consider granting the Board with authority as set out in the resolution to purchase or repurchase the securities of the Company that are or may be listed on AIM and the NASDAQ Global Select Market, including any form of depositary interests representing the right to receive such Shares issued by the Company.

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2019, the expiration of the period within which the next annual general meeting of the Company is required by the articles of association or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2019.

DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours for a 14-day period immediately preceding the AGM and at the AGM:

•	the Memorandum and Articles of Association of the Company;
•	the pro-forma Audited Financial Statements; and
•	the register of Directors’ interests in the Shares and the service agreements between the Company and the Directors.

ACTION TO BE TAKEN

Enclosed with this letter is a form of proxy relating to the resolutions to be proposed at the AGM (the “Proxy Form”). If you do not intend to, or might not, attend the AGM in person or by a duly authorised representative, please complete, sign and return the Proxy Form as soon as possible in accordance with the instructions printed thereon. The Proxy Form should be returned to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the AGM.

ATTENDANCE AT THE MEETING

Completion and return of the Proxy Form will not prevent you from attending and voting at the AGM (in person, or by a different proxy appointed by a new form of appointment lodged in accordance with the instructions given on the enclosed Proxy Form, or by a duly authorised representative), if you so wish. You may be asked to supply relevant identiﬁcation in order to ascertain your identity.

RECOMMENDATION

The Board unanimously believes that the proposals described in this letter are in the best interests of the Company and the Shareholders as a whole. They therefore recommend that the Shareholders vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman

(Incorporated in the Cayman Islands with limited liability)

(AIM/Nasdaq Code: HCM)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of Shareholders of the Company will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Friday, 27 April 2018 at 11:00 am for the following purposes:

1.	To consider and adopt the audited ﬁnancial statements and the reports of the directors and independent auditor for the year ended 31 December 2017.

2.	To re-elect Mr Simon To as a director of the Company.

3.	To re-elect Mr Christian Hogg as a director of the Company.

4.	To re-elect Professor Tony Mok as a director of the Company.

5.	To re-elect Ms Edith Shih as a director of the Company.

6.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to ﬁx the auditor’s remuneration.

7.	(A) To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution and in accordance with the articles of association of the Company (the “Articles”), the exercise by the board of directors of the Company (the “Board”) during the Relevant Period (as deﬁned below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Board during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period; and

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (a) of this resolution shall not exceed an aggregate nominal amount of US$8,552,963.”

(B)	To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to the authority conferred by Resolution 7(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to:

(a)

the allotment of Equity Shares in connection with an offer (whether by way of a Rights Issue (as deﬁned below), open offer or otherwise) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(b)	the allotment of Equity Shares for cash (otherwise than pursuant to paragraph (a) of this resolution) up to an aggregate nominal amount of US$3,322,352.”

(C)	To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in addition to any authority granted under Resolution 7(B):

The Board be and is generally empowered to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to the authority conferred by Resolution 7(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to the allotment of Equity Shares for cash:

(a)	up to an aggregate nominal amount of US$3,322,352; and

(b)

used only for the purposes of ﬁnancing (or reﬁnancing, if such reﬁnancing occurs within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this resolution.”

(D)	To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the exercise by the Board of all the powers of the Company to purchase or repurchase on AIM, a market regulated by the London Stock Exchange, and the NASDAQ Global Select Market on which the securities of the Company are traded and recognised for this purpose, Shares (including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company) and the exercise by the Board of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the AIM Rules for Companies and the NASDAQ Global Select Market Rules, during the Relevant Period, be and are hereby generally and unconditionally approved (save that the Company may enter into a contract to purchase Shares before the approval in this resolution expires under which such purchase will or may be completed or executed wholly or partly after the approval in this resolution expires and may make a purchase of Shares pursuant to any such contract as if the approval in this resolution had not expired), provided that:

(a)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in this resolution shall not exceed ﬁve per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(b)	the minimum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is US$1; and

(c)	the maximum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is the higher of:
(i)

an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and

(ii)

an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.”

For the purposes of Resolutions 7(A), 7(B), 7(C) and 7(D),

“Relevant Period” means the period from the passing of the resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held;

(iii)

the revocation or variation of the authority given under the resolution by an ordinary resolution or a special resolution in the case of Resolutions 7(B) and 7(C) of the shareholders of the Company in a general meeting; and

(iv)	the close of business on 26 July 2019; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period ﬁxed by the Board to holders of Shares on the register of members of the Company on a ﬁxed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

The register of members of the Company will be closed from 26 April 2018 to 27 April 2018, both days inclusive.

By Order of the Board

Edith Shih

Director and Company Secretary

26 March 2018

Registered Ofﬁce:

P.O. Box 309, Ugland

House Grand Cayman, KY1-1104

Cayman Islands

Notes:

1.

In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certiﬁcates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited of Queensway House, Hilgrove Street, St. Helier, Jersey, Channel Islands JE1 1ES no later than 4:00 pm on Wednesday, 25 April 2018.

2.	Subject to notes 3 and 9 below, only members are entitled to attend and vote at the meeting.

3.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and, on a poll, vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.

A form of proxy is enclosed. When appointing more than one proxy, complete a separate proxy form in relation to each appointment. Additional proxy forms may be obtained by contacting Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom or the proxy form may be photocopied. State clearly on each proxy form the number of shares in relation to which the proxy is appointed.

5.

To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certiﬁed copy of such power or authority, must be lodged with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the meeting.

6.	At the meeting, the chairman of the meeting will exercise his power under article 69 of the Articles of Association of the Company to put each of the resolutions to the vote by way of a poll.

7.

In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the ofﬁces of the Custodian, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours before the time ﬁxed for the meeting or any adjourned meeting.

8.

In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the ofﬁces of the respective proxy service vendors, by no later than 10:00 am on Friday, 20 April 2018 (New York city time).

9.

A member which is a corporation may authorise one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.